DAIMLER TRUCKS RETAIL TRUST 2020-1
Investor Report
Collection Period Ended   28-Feb-2022

Amounts in USD

Dates

Collection Period No.	24			
Collection Period (from... to)	1-Feb-2022	28-Feb-2022		
Determination Date	11-Mar-2022			
Record Date	14-Mar-2022			
Distribution Date	15-Mar-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Feb-2022	15-Mar-2022	Actual/360 Days	28
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Feb-2022	15-Mar-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	384,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	336,000,000.00	162,150,216.63	143,897,921.67	18,252,294.96	54.322306	0.428268
Class A-4 Notes	85,405,000.00	85,405,000.00	85,405,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,005,405,000.00**	**247,555,216.63**	**229,302,921.67**	**18,252,294.96**		
Overcollateralization	94,600,605.11	94,600,482.04	94,600,482.04			
Pool Balance	**1,100,005,605.11**	**342,155,698.67**	**323,903,403.71**			

	Amount	Percentage
Initial Overcollateralization Amount	94,600,605.11	8.60%
Target Overcollateralization Amount	94,600,482.04	8.60%
Current Overcollateralization Amount	94,600,482.04	8.60%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.140000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.220000%	164,852.72	0.490633	18,417,147.68	54.812940
Class A-4 Notes	1.370000%	97,504.04	1.141667	97,504.04	1.141667
Total		**262,356.76**		**18,514,651.72**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	18,123,179.24	(1) Total Servicing Fee	285,129.75
Interest Collections	1,548,563.53	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	0.00	(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	51,119.02		
Purchase Amounts	0.00	(3) Interest Distributable Amount	262,356.76
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	170.32	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**19,723,032.11**	(6) Regular Principal Distributable Amount	18,252,294.96
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**19,723,032.11**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	923,250.64
		Total Distribution	**19,723,032.11**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	285,129.75	285,129.75	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	262,356.76	262,356.76	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	164,852.72	164,852.72	0.00
thereof on Class A-4 Notes	97,504.04	97,504.04	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	262,356.76	262,356.76	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	18,252,294.96	18,252,294.96	0.00
Aggregate Principal Distributable Amount	18,252,294.96	18,252,294.96	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,750,014.01
Reserve Fund Amount - Beginning Balance	2,750,014.01
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	21.10
minus Net Investment Earnings	21.10
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,750,014.01
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	21.10
Net Investment Earnings on the Collection Account	149.22
Investment Earnings for the Collection Period	170.32

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,100,005,605.11	7,952
Pool Balance beginning of Collection Period	342,155,698.67	4,136
Principal Collections	13,832,865.16	
Principal Collections attributable to Full Pay-offs	4,290,314.08	
Principal Purchase Amounts	0.00	
Principal Gross Losses	129,115.72	
Pool Balance end of Collection Period	323,903,403.71	3,996
Pool Factor	29.45%	

	As of Cutoff Date	Current
Weighted Average APR	5.51%	5.69%
Weighted Average Number of Remaining Payments	42.36	26.50
Weighted Average Seasoning (months)	14.06	35.41

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	322,278,989.39	3,967	99.50%
31-60 Days Delinquent	1,455,624.85	22	0.45%
61-90 Days Delinquent	132,534.70	6	0.04%
91-120 Days Delinquent	36,254.77	1	0.01%
Total	323,903,403.71	3,996	100.00%

Delinquency Trigger	**9.700%**
60+ Delinquency Receivables to EOP Pool Balance	0.05%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	129,115.72	4	15,492,739.66	197
Principal Net Liquidation Proceeds	-		5,795,056.42	
Principal Recoveries	51,119.02		5,229,940.27	
Principal Net Loss / (Gain)	77,996.70		4,467,742.97	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.281%
Prior Collection Period	0.414%
Second Prior Collection Period	0.474%
Third Prior Collection Period	(0.823%)
Four Month Average	0.087%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	**0.406%**
Average Net Credit Loss/(Gain)	22,678.90

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| Pd. | Cumulative Loss | | Delinquncies | | | Lifetime |
	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.04%	0.87%	0.10%	- %	11.94%
2	0.17%	0.07%	0.42%	0.53%	0.10%	8.96%
3	0.24%	0.10%	0.45%	0.17%	0.10%	6.82%
4	0.36%	0.18%	0.12%	0.16%	0.06%	8.14%
5	0.46%	0.22%	0.21%	0.07%	0.11%	9.86%
6	0.53%	0.25%	0.24%	0.09%	0.05%	9.58%
7	0.55%	0.25%	0.22%	0.14%	0.05%	10.31%
8	0.61%	0.26%	0.25%	0.02%	0.14%	10.53%
9	0.74%	0.35%	0.48%	0.05%	0.02%	10.33%
10	0.80%	0.36%	0.46%	0.08%	0.03%	11.60%
11	0.88%	0.37%	0.23%	0.21%	0.01%	11.88%
12	0.90%	0.38%	0.29%	0.03%	0.02%	11.58%
13	0.98%	0.41%	0.32%	0.04%	0.01%	12.62%
14	1.01%	0.40%	0.24%	0.05%	0.01%	12.69%
15	1.04%	0.40%	0.27%	0.02%	0.04%	12.52%
16	1.08%	0.38%	0.15%	0.17%	0.01%	13.16%
17	1.18%	0.45%	0.14%	0.05%	- %	13.78%
18	1.26%	0.48%	0.17%	0.04%	0.01%	14.32%
19	1.29%	0.42%	0.21%	0.06%	0.01%	14.38%
20	1.30%	0.40%	0.27%	0.03%	0.03%	15.55%
21	1.33%	0.37%	0.32%	0.07%	0.01%	15.52%
22	1.37%	0.39%	0.19%	0.11%	0.05%	15.94%
23	1.40%	0.40%	0.22%	0.02%	0.04%	15.90%
24	1.41%	0.41%	0.45%	0.04%	0.01%	15.57%

Total Pool